Exhibit 99.1

FCA Suspends Production in North America in Response to COVID-19 Emergency

Working with the UAW and listening to the concerns of our people, we have agreed to cease production at our plants across North America, starting progressively from today through the end of March. While production is paused, the Company will put actions into place to facilitate the steps agreed through the joint task-force set up between the UAW and the automakers. Through this period, which we will reevaluate at the end of this month, FCA will work to enhance its manufacturing operations to facilitate the changes agreed with the UAW including shift timings, structures and enhanced cleaning protocols.

Commenting on this action, FCA CEO, Mike Manley said: “Working with the UAW, and having visited many of our plants yesterday, we need to ensure employees feel safe at work and that we are taking every step possible to protect them. We will continue to do what is right for our people through this period of uncertainty.”

With our priority towards the health and safety of our workforce we are also evaluating the impact of all steps being taken inside the company and on macro-economic conditions related to the Coronavirus emergency on our current financial guidance. We will provide an update on our financial guidance when that evaluation is complete and we have sufficient visibility on market conditions.

London, 18 March 2020

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the Group’s control.

For further information:
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Email: mediarelations@fcagroup.com
www.fcagroup.com